September
8, 2021

Elaine E. Richards
U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

              Re:     Total Fund Solution
                      File Nos. 333-258648 and 811-23724

Dear Ms. Richards:

       On August 9, 2021, Total Fund Solution (the    Trust   ) filed a
registration statement on
Form N-1A (the    Registration Statement   ) under the Securities Act of 1933 (
  Securities Act   )
and the Investment Company Act of 1940 (   1940 Act   ) to register shares of
the Cromwell
Marketfield L/S Fund (the    Fund   ). Our comments are set forth below. All
capitalized terms
not otherwise defined herein have the meaning given to them in the Registration Statement.

GENERAL

1. We note that the Registration Statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

3. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement, including the manager-
       of-managers relief disclosed in the Registration Statement. We note that disclosure in the last paragraph on p. 86 of the Statement of Additional Information (
SAI   ) states that the
       relief has been granted, while other disclosure in the Registration Statement states that it has not yet been granted. Please reconcile this disclosure.
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 2 of 9


PROSPECTUS

Prospectus Summary

Fees and Expenses of the Fund (p. 1)

4.     In the first paragraph, please bold the second sentence as required by
Item 3 of Form N-
       1A.

5. Because the Fund has assumed the financial and other historical information of the
       Predecessor Fund, the Other Expenses and Acquired Fund Fees and Expenses line items should reflect such expenses for the most recently completed fiscal year (except to the extent a restatement is required pursuant to Instruction 3(d)(ii) of
Item 3 of Form N-1A).
       Please revise the fee table and related footnotes accordingly.

6. Please consider clarifying in a footnote that the Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to average net assets provided in response to Item
       13 of Form N-1A, which reflects the operating expenses of the Fund and does not include
       Acquired Fund Fees and Expenses. See Instruction 3(f)(v) to Item 3 of Form N-1A.

Principal Investment Strategies (pp. 2-3)

7. Please confirm that all of the investments described in this section and in response to item
       9 are in fact principal strategies for the Fund. We note that the most recently filed annual report for the Predecessor Fund primarily reflects a portfolio of long and short positions in common stocks and ETFs, while the disclosure in these sections contemplates investment in a variety of other types of instruments. As appropriate, please revise the
       description of the Fund   s principal strategies to remove any
strategies and investments
       (along with corresponding risk disclosure) no longer considered to be principal.
       Discussion of non-principal strategies and risks should be moved to the SAI. See ADI
       2019-08     Improving Principal Risks Disclosure.

8.     The first sentence of the first paragraph states that the Fund    seeks
long-term growth of
       capital above that of the broad equity market over a full market cycle, with volatility that
       is generally lower than that of the broad equity market.    Please
briefly describe how the
       Sub-Adviser defines a    full market cycle.    Please also
supplementally explain how the
       investments in fixed-income securities described in this section help the Fund achieve this objective.
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 3 of 9


9. In the second paragraph, please describe the circumstances under which the Sub-Adviser
       expects to adjust the Fund   s long and short positions. Please also
describe the factors the
       Sub-Adviser considers in determining whether to allocate the Fund   s
assets to equity
       securities, fixed income securities, or other investment companies and whether it does so in any specified proportion.

10. In the third paragraph, the second sentence seems to contemplate that the Fund may take long and short positions in securities issued by foreign governments. Please confirm whether this is accurate as the Item 9 disclosure contemplates that the
Fund   s long and
       short positions will be taken with respect to equity securities. If appropriate, please remove the reference to government securities from this sentence and relocate appropriate disclosure to the fifth paragraph, which discusses fixed income securities. If foreign government bonds are a principal strategy for the Fund, please make that clear and include principal risk disclosure regarding such instruments.

11. Please revise the fifth sentence of the third paragraph to remove the reference to the Sub-
       Adviser   s discretion in determining whether a country is an emerging market, as the
       sentence also discloses objective criteria the Sub-Adviser will consider. Alternatively, please supplementally explain why retaining such disclosure is appropriate.

12.    The fourth paragraph states that the Fund    may    engage in short
sales. The use of the
       word    may    is inconsistent with the Fund   s long/short strategy
described earlier. Please
       clarify this statement.

13.    As is later disclosed in the Item 9 description of the Fund   s
principal investment
       strategies, please disclose here that the fixed-income instruments in which the Fund may invest may be of any maturity or duration.

14. Please disclose the purposes for which the Fund will use the derivative instruments listed in the sixth paragraph (e.g., hedging, speculation). Please also consider consolidating in one place the disclosures regarding the types of derivatives the Fund may use and their purposes (to the extent each is intended to be used as a principal strategy).

Principal Risks (pp. 4-7)

15. If applicable, please include the disclosure required by Item 4(b)(1)(iii) of Form N-1A with respect to funds advised by or sold through an insured depository institution.
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 4 of 9



16. Under Exchange-Traded Fund Risk, please more fully disclose ETF structure risks, e.g., disclose that the Fund may purchase shares of ETFs at prices that exceed the net asset value of their underlying investments (i.e., premium) and may sell shares of ETFs at prices below such net asset value (i.e., discount), and will likely incur brokerage costs when it purchases and sells ETFs. Please also disclose why an ETF may trade at a premium or discount to its net asset value (e.g., supply and demand for shares of an ETF or market disruptions may cause the market price of the ETF to deviate from the value of
       the ETF   s investments, which may be exacerbated in less liquid
markets).

17. Because the Adviser was recently formed, please consider including New Adviser Risk disclosure.

18. Under Foreign Securities Risk, if the Fund will be investing in securities of issuers that may be significantly exposed to the risks associated with the United Kingdom's withdrawal from the European Union (Brexit), please add appropriate risk disclosure or explain why it is not necessary.

19.    Under Other Investment Companies Risk, please state that the Fund will pay a
       proportional share of the fees and expenses of the underlying funds in which it invests,
       which are in addition to the direct expenses of the Fund   s own
operations, and that as a
       result, shareholders will be subject to two layers of fees with respect to investments in the
       Fund.

Performance (pp. 7-9)

20. In the first paragraph, please remove the third and fourth sentences, which are not required or permitted by Form N-1A. See General Instruction C.3(b) of Form N-1A.

21.    With respect to the disclosure in the third paragraph, please:

           a. Delete the words    as indicated above,    as there is no
preceding discussion of the
              Predecessor Fund   s history.

           b. Revise the disclosure in this paragraph using plain English principles to make it easier for readers to understand.

           c. With respect to the adjustments to the Fund   s historical
performance disclosed in
              the second to last sentence, please confirm that the adjusted performance reflected is not higher than actual historical performance. We may have further comments depending on your response.
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 5 of 9


           d. Delete the second to last sentence, which is repeated at the end of the first paragraph in this section, or explain why it is necessary to include.

Portfolio Managers (p. 9)

22. Per Item 5(b) and the related instructions, if true, please revise the first sentence as follows:

               Michael C. Aronstein and Michael Shaoul, Ph.D., are the Fund   s
Portfolio
               Managers and are jointly and primarily responsible for the day-to-day management of the Fund.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies (pp. 11-14)

23.    Form N-1A provides that the principal investment strategies required by
Item 4 in the
       Summary should be based on the information given in response to Item 9, and should be a summary of that information. Accordingly, please provide more fulsome disclosure
       regarding the Fund   s long/short strategy and other principal
investment strategies as
       required by Items 9(b)(1) and (2). If the Fund   s position is that it
discloses everything
       about its principal investment strategies in the summary, then the Fund has not provided a summary or followed the layered disclosure regime adopted by the Commission. See
       June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure.

Principal Risks (pp. 14-25)

24.    We note the inclusion of the risk factors captioned Growth Stocks Risk,
Loan
       Participation Interests Risk, Real Estate Investment Trusts (   REITs
) Risk, and Value
       Stocks Risk. Please confirm whether such investments are principal strategies for the
       Fund and if so, add related strategy disclosure; if not, please remove these disclosures.
       See comment 7, above.

25. Under Debt or Fixed-Income Securities Risk, in describing the concept of duration,
       please include a brief example (e.g., a duration of    three    means
that a security   s price
       would be expected to decrease by approximately 3% with a 1% increase in interest rates).
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 6 of 9


26. Please revise Emerging Markets Risk to (i) disclose that differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards could impede
       an Adviser   s ability to evaluate local companies or impact the Fund
s performance; and
       (ii) address any limitations on the rights and remedies available to the Fund, individually or in combination with other shareholders, against portfolio companies. Please also briefly address (ii) in the corresponding summary risk disclosure. See ADI 2020-11 -
       Registered Funds    Risk Disclosure Regarding Investments in Emerging
Markets.

27. Under Exchange-Traded Funds Risk, please revise the second paragraph to reflect that certain exemptive orders under Section 12(d)(1) of the 1940 Act will be rescinded in
       January 2022.

28. In an appropriate place in this section, please include disclosure regarding the adoption of
       Rule 18f-4 under the 1940 Act and any impact it may have on the Fund   s
use of leverage,
       including its use of short sales and derivatives, and its related policies and procedures.

Shareholder Information

29.    The paragraph captioned    Purchasing Shares Through a Financial
Intermediary    states
       that investors may be charged a fee if they effect transactions through a financial intermediary. If true, please clarify that such a fee would be charged by the financial intermediary. Please also disclose that such fees are not reflected in
the Fund   s fee table
       or expense examples.

Distribution of Fund Shares

30. We note that the various disclosures required by Item 12 of Form N-1A are located in several places in the prospectus (for example, the paragraph captioned Distribution and
       Shareholder Service (12b-1) Plan is located in this section, while information about sales loads and conversion of share classes is located elsewhere). Please ensure that all disclosure required by Item 12 is located in one place. See General Instruction C.3(a) of
       Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

Fundamental Investment Restrictions (pp. 77-78)

31.    With respect to Investment Restriction (3), please:

       a. Revise the policy to state that the Fund may not concentrate in any one industry or group of industries [...].
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 7 of 9



       b. Disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

Non-Fundamental Investment Restrictions (p. 78)

32.    Please revise the Fund   s policy regarding illiquid securities to refer
instead to illiquid
       investments.

Management of the Fund

Board Leadership Structure (p. 80)

33.    We note that the Chairman of the Trust   s Board of Trustees is an
interested person of the
       Trust. When completing the information for this section, please disclose whether the
       Trust has a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Trust. See Item 17(b) of Form N-1A.

Control Persons and Principal Shareholders (pp. 83-84)

34.    Please provide the disclosure required by Item 18(c) of Form N-1A regarding
       management ownership of the Fund   s shares.

SIGNATURE PAGE

35. We note that the sole Trustee signed the Registration Statement. Please ensure that, to the extent the number of Board members increases, all future amendments to the
       Registration Statement are signed by a majority of Trustees, as required by Section 6(a)
       of the Securities Act. Further, please ensure that all future amendments are signed by the
       Fund   s principal executive officer, the comptroller or principal accounting officer, and
       the principal financial officer, as required by Section 6(a). In this regard, any person who occupies more than one of the positions listed in Section 6(a) should indicate the capacity in which he or she signs the Registration Statement.
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 8 of 9


ORGANIZATIONAL DOCUMENTS

36.    With respect to the provisions in the Trust   s Agreement and
Declaration of Trust
       addressing derivative actions in Article VIII, Section 2:

       a. Please revise subparagraph (a)(iv), the third sentence of subparagraph (b)
               (regarding shareholders    undertaking to reimburse the Trust),
and the first
               sentence of subparagraph (b)(ii) (stating circumstances under which shareholders would be barred from commencing a derivative action) to state that the provisions do not apply to claims arising under the federal securities laws.

       b. Please disclose in an appropriate place in the prospectus the provisions applicable to the bringing of derivatives actions and identify those provisions that do not apply to claims arising under the federal securities laws as noted above.

ACCOUNTING COMMENTS

37. Please confirm that in response to Item 28(j) of Form N-1A, the Fund will include in a pre-effective amendment a consent of the auditors of the Predecessor
Fund.

38. Please supplementally confirm that the right of recapture of previously waived and/or reimbursed fees and expenses, as disclosed on page 1 of the prospectus in footnote 2 to the fee table, will not be carried forward from the Predecessor Fund to the Fund.


                                           * * * * *
 Elaine E. Richards
U.S. Bank Global Fund Services
September 8, 2021
Page 9 of 9


       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions, please feel free to contact me at 202-551-4233 or
esperonj@sec.gov.

                                             Sincerely,

                                             /s/ Jeremy Esperon
                                             Jeremy Esperon
                                             Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sally Samuel, Branch Chief